UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)
(Amendment No. 6)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

INSO Corporation
CIK - 0000917471
IRS - 04-3216243
(Name of Issuer)

Common Stock
(Title of Class of Securities)

456783109
(CUSIP Number)

Paul D. Weaver, Houghton Mifflin Company, 222 Berkeley
Street,
Boston, MA 02116 (617) 351-5102
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 2, 1999
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSP No. 456783109
Page 2 of 4 Pages

1.   NAME OF REPORTING PERSON
     Houghton Mifflin Company
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     04-1456030

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) /  /
(b) /  /

3.   SEC USE ONLY

4.   SOURCE OF FUNDS (See Instructions)
     Not applicable

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH

7.   SOLE VOTING POWER
     22,600

8.   SHARED VOTING POWER
     0

9.   SOLE DISPOSITIVE POWER
     22,600

10.  SHARED DISPOSITIVE POWER
     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
     22,600

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (See Instructions)  /  /

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     0.14%

14.  TYPE OF REPORTING PERSON (See Instructions)
     CO

Item 1.  Security and Issuer.

Common Stock
INSO Corporation
31 St. James Avenue
Boston, Massachusetts 02116

Item 2.  Identity and Background.

Houghton Mifflin Company, a Massachusetts corporation
Publisher
222 Berkeley Street
Boston, Massachusetts   02116
Items 2(d) and (e) are not applicable

Item 3.  Source and Amount of Funds or Other Consideration.

This Amendment No. 6 to Schedule 13D is being filed to report Houghton Mifflin Company's disposition of 1,920,000 shares of the outstanding common stock of INSO Corporation. See Item 4.

Item 4.  Purpose of Transaction.

On August 1, 1999 all of the outstanding 6% Exchangeable Notes Due 1999 or Stock Appreciation Income Linked Securities ("SAILS") having an aggregate face value of Sixty-Five Million Two-Hundred and Eighty Thousand Dollars ($65,280,000) issued by Houghton Mifflin Company matured. In accordance with the terms of the SAILS, on August 2, 1999, Houghton Mifflin Company delivered (i) two shares of the common stock of INSO Corporation for each SAILS and (ii) cash in an amount equal to all accrued and unpaid interest on the outstanding SAILS.

Item 5.  Interest in Securities of Issuer.

     (a) Aggregate number of securities owned and percentage of class
     22,600 shares, or 0.14% of class

     (b)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote
                22,600 shares

          (ii)  Shared power to vote or direct the vote
                0 shares

          (iii) Sole power to dispose or to direct the disposition
                22,600 shares

          (iv) Shared power to dispose or to direct the disposition
                0 shares

     (c)  Transactions during past 60 days
          Not applicable

     (d)  Other persons known to have certain rights
          Not applicable

     (e) Date on which reporting person ceased to be beneficial owner of more than 5% of class
          August 2, 1999

Item 6.  Contracts, Arrangements, Understandings or
Relationships With Respect to Securities of the Issuer.

Not applicable

Item 7.  Material to be Filed as Exhibits.

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 6, 1999


/s/ Gail Deegan
___________________
Name:  Gail Deegan
Title: Executive Vice President